Exhibit 99.8

NEWS RELEASE

Creation of Total Lubrifin in Romania

Brasov, March 3, 2005 – Total and Lubrifin, a major producer and distributor of lubricants and greases in the Romanian market, have reached an agreement to create a joint venture, Total Lubrifin. Owned 51% by Total and 49% by Lubrifin, Total Lubrifin SA will begin operations in the first half of 2005.

Under the trademarks of both partners, Total Lubrifin will market a complete range of lubricants and greases in Romania for the automotive and industrial markets.Total Lubrifin will build a grease unit next to the lubricant plant recently built by Lubrifin near Brasov.

Ideally situated at the heart of Central and Eastern Europe, a strategic development area, Total Lubrifin will also contribute to the growth of Total’s lubricant and grease businesses in the region.

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Total is the world’s fourth-largest international oil and gas company, with operations spanning the entire oil and gas chain, from exploration and production to refining and marketing, trading and gas and power. The Group is also a world-class chemicals manufacturer. Total employs more than 110,000 people in over 130 countries worldwide.
Total produces and sells a wide range of lubricants and greases for automotive, two-wheeler, transportation, agricultural, fishing, construction, marine and industrial applications. For more information, go to the website at www.total.com and www.lubricants.total.com

Lubrifin, based in Brasov, has been producing and selling lubricants and greases since 1935. In Romania, Lubrifin is the second-ranked lubricants operator, with a market share of 10%, and the leader in greases with a 65% market share.
For more information, go to the website at www.lubrifin.ro

Contacts:
Total
France   Christine de Champeaux Tel +33 (0)1 47 44 47 49 – christine.de-champeaux@total.com
              Bruno Viroulet Tel.: +33 (0)1 41 35 39 61 – bruno.viroulet@total.com

Lubrifin
Romania   Mihaï Costea, Tel.: +40 (268) 33 34 50 – costea@lubrifin.ro